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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 9)*

                     BALLY TOTAL FITNESS HOLDING CORPORATION
                                (Name of Issuer)

                       COMMON STOCK, PAR VALUE $0.01 SHARE
                         (Title of Class of Securities)

                                    05873K108
                                 (CUSIP Number)

                 MR. JOSEPH R. THORNTON, CHIEF OPERATING OFFICER
                         PARDUS CAPITAL MANAGEMENT L.P.
                           1001 AVENUE OF THE AMERICAS
                                   SUITE 1100
                               NEW YORK, NY 10018
                                 (212) 719-7550

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                             JEFFREY D. MARELL, ESQ.
                              CARL L. REISNER, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                November 17, 2005
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO.  05873K108                                               PAGE  2 OF 10

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus European Special Opportunities Master Fund L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)  [_]
                                                        (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                             [_]  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                      5,087,693*
                 NUMBER OF                   -----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   -----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,087,693*
                   PERSON                    -----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,087,693*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                             [_]  Not Applicable
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.1%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

* Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), is the beneficial owner of 5,087,693 shares of the common stock, par value $0.01 per share (the "Shares"), of Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company"). Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Pardus Capital Management LLC, a Delaware limited liability company ("PCM LLC"), as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of September 30, 2005 there were 36,083,560 shares of the Company's common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,087,693 Shares, or 14.1% of the issued and outstanding
Shares. Pursuant to Rule 13d-3(d) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), and included in the 5,087,693 Shares beneficially owned by the Fund, the Fund and PCM are deemed, and PCM LLC and Mr. Samii may be deemed, to be the beneficial owner of 87,693 shares issued by the Company to the Fund as consideration that the Fund elected to receive in connection with a consent solicitation commenced by the Company on October 18, 2005. PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. The consent solicitation expired at 5:00 p.m. on November 1, 2005 and the Fund expects to receive the 87,693 additional shares from the Company shortly after the tenth business day following such expiration date.

CUSIP NO.  05873K108                                               PAGE  3 OF 10

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management L.P. (34-2037131)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)  [_]
                                                        (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                             [_]  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,087,693*
                 NUMBER OF                   -----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   -----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,087,693*
                   PERSON                    -----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,087,693*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                             [_]  Not Applicable
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.1%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
--------------------------------------------------------------------------------

* The Fund is the beneficial owner of 5,087,693 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC, and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of September 30, 2005 there were 36,083,560 shares of the Company's common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,087,693 Shares, or 14.1% of the issued and outstanding
Shares. Pursuant to Rule 13d-3(d) of the General Rules and Regulations promulgated under the Act and included in the 5,087,693 Shares beneficially owned by the Fund, the Fund and PCM are deemed, and PCM LLC and Mr. Samii may be deemed, to be the beneficial owner of 87,693 shares issued by the Company to the Fund as consideration that the Fund elected to receive in connection with a consent solicitation commenced by the Company on October 18, 2005. PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. The consent solicitation expired at 5:00 p.m. on November 1, 2005 and the Fund expects to receive the 87,693 additional shares from the Company shortly after the tenth business day following such expiration date.

CUSIP NO.  05873K108                                               PAGE  4 OF 10

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)  [_]
                                                        (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                             [_]  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                      5,087,693*
                 NUMBER OF                   -----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   -----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,087,693*
                   PERSON                    -----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,087,693*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                             [_]  Not Applicable
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.1%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

* The Fund is the beneficial owner of 5,087,693 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of September 30, 2005 there were 36,083,560 shares of the Company's common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,087,693 Shares, or 14.1% of the issued and outstanding
Shares. Pursuant to Rule 13d-3(d) of the General Rules and Regulations promulgated under the Act and included in the 5,087,693 Shares beneficially owned by the Fund, the Fund and PCM are deemed, and PCM LLC and Mr. Samii may be deemed, to be the beneficial owner of 87,693 shares issued by the Company to the Fund as consideration that the Fund elected to receive in connection with a consent solicitation commenced by the Company on October 18, 2005. PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. The consent solicitation expired at 5:00 p.m. on November 1, 2005 and the Fund expects to receive the 87,693 additional shares from the Company shortly after the tenth business day following such expiration date.

CUSIP NO.  05873K108                                               PAGE  5 OF 10

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Mr. Karim Samii
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)  [_]
                                                        (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                             [_]  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                      5,087,693*
                 NUMBER OF                   -----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   -----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,087,693*
                   PERSON                    -----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,087,693*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                             [_]  Not Applicable
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.1%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

* The Fund is the beneficial owner of 5,087,693 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of September 30, 2005 there were 36,083,560 shares of the Company's common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,087,693 Shares, or 14.1% of the issued and outstanding
Shares. Pursuant to Rule 13d-3(d) of the General Rules and Regulations promulgated under the Act and included in the 5,087,693 Shares beneficially owned by the Fund, the Fund and PCM are deemed, and PCM LLC and Mr. Samii may be deemed, to be the beneficial owner of 87,693 shares issued by the Company to the Fund as consideration that the Fund elected to receive in connection with a consent solicitation commenced by the Company on October 18, 2005. PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. The consent solicitation expired at 5:00 p.m. on November 1, 2005 and the Fund expects to receive the 87,693 additional shares from the Company shortly after the tenth business dayfollowing such expiration date.

CUSIP NO.  05873K108                                               PAGE  6 OF 10


         Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends the Schedule 13D Statement originally filed by Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), dated September 6, 2005, as amended by Amendment No. 1, dated September 6, 2005, Amendment No. 2, dated September 6, 2005, Amendment No. 3, dated September 8, 2005, Amendment No. 4, dated September 15, 2005, Amendment No. 5, dated September 23, 2005, Amendment No. 6, dated October 6, 2005, Amendment No. 7, dated October 17, 2005, and Amendment No. 8, dated October 24, 2005 (as amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Shares"), of Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company"). This Amendment No. 9 to the Schedule 13D is being filed on behalf of Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), PCM, Pardus Capital Management LLC, a
Delaware limited liability company ("PCM LLC"), and Mr. Karim Samii (individually, a "Reporting Person", and collectively, the "Reporting Persons").

Item 1.  SECURITY AND ISSUER.

         No material change.

Item 2.  IDENTITY AND BACKGROUND.

         This Item 2 is hereby amended and restated in its entirety as follows:

         "The Reporting Persons filing this statement include the Fund, PCM, PCM LLC and Mr. Karim Samii. The business address of each Reporting Person is 1001 Avenue of the Americas, Suite 1100, New York, New York 10018. PCM serves as the investment manager of the Fund and the holder of the Shares set forth in this
Schedule 13D. PCM, through one or more funds and/or accounts managed by it and/or its affiliates, is engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of various kind and nature. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund.

         Neither the Fund, PCM, PCM LLC nor Mr. Samii has ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change

Item 4.  PURPOSE OF TRANSACTION.

         This Item 4 is hereby amended by adding the following:

         "The Reporting Persons have attached as Exhibit 4 to this Schedule 13D a Notice of Nomination (the "Notice") nominating three highly qualified independent candidates for election to the Company's board of directors at the upcoming annual meeting of the Company's stockholders presently scheduled for January 26, 2005 (the "Annual Meeting"), which was delivered to the Company's Secretary on or about November 17, 2005. The Fund notified the Company in the Notice of its nomination of Charles J. Burdick, Barry R. Elson and Don R. Kornstein to serve as directors in the class of directors whose term expires on the date of the Annual Meeting:

         Charles J. Burdick is presently a non executive director of Singer & Friedlander, a financial services group providing its clients with banking, asset finance, treasury and investment management services. From January 2005 until summer of 2005 he was the Chief Executive Officer of HIT Entertainment Plc, the leading provider of pre-school

CUSIP NO.  05873K108                                               PAGE  7 OF 10


         children's entertainment listed on the London Stock Exchange with a market capitalization of $1.0 billion. Mr. Burdick stepped down from his position as CEO of HIT Entertainment after providing transition support to the new management team following the successful sale of HIT Entertainment in May 2005. From 1996 until 2002, he was the Chief Financial Officer and then from August 2002 until July 2004 he was the Chief Executive Officer and a director of Telewest Communications, the second largest cable company in the United Kingdom. He has held a series of financial positions with Time Warner, US WEST, and MediaOne, specializing in corporate finance, mergers and acquisitions, and international treasury. He is also presently a member of the PCM Advisory Board which advises PCM and its affiliates from time to time with respect to investment strategies, assessing business viability, sourcing transactions and valuing potential investments. Mr. Burdick does not receive and is not entitled to any compensation or remuneration for serving on the PCM Advisory Board and he does not have any investment interest in the Fund or any of its affiliates. Mr. Burdick received his M.B.A. from UCLA and B.A. in Economics from UC Santa Barbara.

         Barry R. Elson is the Acting Chief Executive Officer and a director of Telewest Global, Inc., a provider of entertainment and communication services. Mr. Elson became Chairman and a director of Telewest in November 2003 and then in February 2004 he resigned as Chairman, although not as a director, and was appointed as the Acting Chief Executive Officer of Telewest Communications and the Acting Chief Executive Officer of Telewest Global, Inc. From July 2001 to October 2003, he was the President of Pilot Associates, a management consulting/coaching firm specializing in the broadband-telephony-video industry for Wall Street clients. From November 2000 to June 2001, he was Chief Operating Officer of Urban Media, a Silicon Valley venture capital backed building centric CLEC start-up with nationwide operations. From September 1997 to November 2000, he was President of Conectiv Enterprises and Corporate Executive Vice President of Conectiv, a diversifying $4.2 billion energy company in the middle Atlantic states. From February 1983 until September 1997, he was a senior executive with Cox Communications where he rose through a series of senior line operating positions to be Executive Vice President of Operations with company-wide $1.4 billion profit and loss responsibility. Mr. Elson earned his M.B.A. with distinction from Cornell University and earned his B.A. with honors from Dartmouth College.

         Don R. Kornstein has been a consultant for the past five years specializing in strategic, financial and management advisory services. Since 2002, Mr. Kornstein has been the founder and managing member of Alpine Advisors LLC which provides value enhancing strategic, management, operational and financial consulting services to a wide range of companies with varying needs. From 2000 until 2001, in his capacity as a consultant, Mr. Kornstein served as the interim Chief Operating Officer to First World Communications, Inc. where he was brought in by Texas Pacific Group to restructure and stabilize three telecom and internet businesses in anticipation of a sale, which was successfully completed within 12 months. From 1994 until 2000, Mr. Kornstein served as the Chief Executive Officer, President and a director of Jackpot Enterprises, Inc., an NYSE listed company engaged in the gaming industry through the operation of over 5000 gaming devices in a variety of retail establishments and casinos. From 1977 until 1994, Mr. Kornstein was an investment banker with Bear, Stearns & Co. Inc. At the time of his departure in 1994 from Bear, Stearns & Co., Inc., he was a Senior Managing Director, the Group Head of the Gaming & Leisure Group and a member of the Investment Banking Commitment Committee. From 2003 until 2005, Mr. Kornstein was a member of the board of directors of Shuffle
         Master, Inc. (NASDAQ) where he was a member of the Audit, Compensation and Governance Committees. From 1995 until 2003 he was a member of the board of directors of Varsity Brands, Inc.
         (AMEX) where he served as the Chairman of the Compensation Committee, past Chairman of the Audit Committee and the Chairman of the Exploratory and Negotiating Committee where he had primary responsibility for successfully reviewing, evaluating and negotiating strategic alternatives on behalf of the board. Mr. Kornstein earned his M.B.A. in finance and accounting from Columbia University Graduate School of Business, attended the Stanford Law School's Directors' College, and earned his B.A. with honors in Economics from the University of Pennsylvania.

CUSIP NO.  05873K108                                               PAGE  8 OF 10


         The Notice also advises the Company of the Fund's intent to present a stockholder proposal at the Annual Meeting. The Reporting Persons have also attached as Exhibit 5 to this Schedule 13D a letter, dated November 17, 2005, from PCM to the Company's board of directors recommending that the board consider two highly qualified individuals to fill the vacancies in the classes of directors of the Company not otherwise up for election at the Annual Meeting.

         Except as otherwise described in this Item 4 of this Schedule 13D, as amended, the acquisition of the Shares by the Fund is for investment purposes on behalf of the Fund."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b).

The beneficial ownership and ownership percentages set forth herein are as of November 17, 2005. All ownership percentages set forth herein assume that there are 36,083,560 Shares outstanding, based on the total number of shares reported in the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on October 18, 2005 to be issued and outstanding as of September 30, 2005.

The  responses to Items 7, 8, 9, 10, 11 and 13 of the inside cover pages of this
Schedule 13D are hereby incorporated by reference in response to this Item 5.

The Fund is the beneficial owner of 5,087,693 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund.

         (c) Since the filing of Amendment 8 to the Schedule 13D on October 24, 2005, the Fund has acquired Shares from the Company as follows:

           --------------------------------------------------
                   DATE                 SHARES ACQUIRED
           --------------------------------------------------
              November 1, 2005              87,693**
           --------------------------------------------------

** According to publicly available information, on October 18, 2005 the Company commenced a consent solicitation of those holders of the Company's 9 7/8% Senior Subordinated Notes due 2007 (the "Notes") who were not a party to the Consent Agreements, dated August 24, 2005 (the "Consent Agreements"), pursuant to which the Company obtained a waiver extension under the Indenture governing the Notes. According to such publicly available information, the consent solicitation was conducted in accordance with such Consent Agreements in order to offer all other holders of Notes the opportunity to consent to the waiver extension and receive the same consideration paid to holders who were party to the Consent Agreements (either (x) $20.00 in cash per $1,000 principal amount of Notes or (y) 9.2308 shares of Common Stock per $1,000 principal amount of Notes). As the holder of $9,500,000 principal amount of the Notes on August 24, 2005, the record date in the consent solicitation, the Fund elected to receive 87,693 additional shares of Common Stock as consideration in the consent solicitation. Pursuant to Rule 13d-3(d) of the General Rules and Regulations under the Act, the Fund and PCM are deemed, and PCM LLC and Mr. Samii may be deemed, to be the beneficial owner of the 87,693 additional shares; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. The consent solicitation expired at 5:00 p.m. on November 1, 2005 and the Fund expects to receive the 87,693 additional shares from the Company shortly after the tenth business day following such expiration date.

         (d) Not applicable.

         (e) Not applicable.

CUSIP NO.  05873K108                                               PAGE  9 OF 10


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 3: Joint Filing Agreement, dated November 17, 2005, among the Reporting Persons.

            Exhibit 4: Notice of Nomination and Intent to Bring a Stockholder Proposal, dated November 17, 2005, from the Fund to the Secretary of the Company.

            Exhibit 5: Letter, dated November 17, 2005, from PCM to the Board of Directors of the Company.

CUSIP NO.  05873K108                                               PAGE 10 OF 10


                                    SIGNATURE


         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 17, 2005

                                        PARDUS EUROPEAN SPECIAL OPPORTUNITIES
                                        MASTER FUND L.P.

                                        By: Pardus Capital Management L.P.,
                                            its Investment Manager

                                        By: Pardus Capital Management LLC,
                                            its general partner


                                        By: /s/ Karim Samii
                                            -----------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member



                                        PARDUS CAPITAL MANAGEMENT L.P.

                                        By: Pardus Capital Management LLC,
                                            its general partner


                                        By: /s/ Karim Samii
                                            -----------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member



                                        PARDUS CAPITAL MANAGEMENT LLC


                                        By: /s/ Karim Samii
                                            -----------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member



                                        /s/ Karim Samii
                                        ---------------------------------------
                                        Karim Samii




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).